

goldcorp inc.

PRESS RELEASE

GOLDCORP DECLARES SECOND MONTHLY DIVIDEND PAYMENT FOR 2005

(All dollar amounts in United States dollars (US$))

Toronto, February 2, 2005 – GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its second regular monthly dividend payment for 2005 of $0.015 per share. Shareholders of record at the close of business on Wednesday, February 16, 2005 will be entitled to receive payment of this dividend on Monday, February 28, 2005. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2005 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Ian J. Ball
Investor Relations
Telephone: (416) 865-0326
Toll Free: (800) 813-1412
Fax: (416) 361-5741
e-mail: info@goldcorp.com

Corporate Office:

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
website: www.goldcorp.com